09046042

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 28, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2009 MAY -4 A 7:53

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
28 April 2009 (ASX: Announcement and Media Release – Quarterly report for the period from 1 January 2009 to 31 March 2009 and Appendix 5B)

dlw 5/5

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD FROM 1 JANUARY 2009 TO 31 MARCH 2009

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
FAR reaches agreement with SHELL and commences planning for CSEM

UNITED STATES OF AMERICA
Third quarter oil and gas sales of $382,540
New Prospects mapped at NE Waller

CHINA
FAR reaches US$8m sale agreement over Beibu Gulf Block 22/12

NEW CAPITAL INJECTION
$7.25m raised through share placements and convertible note issue

STRONG FISCAL MANAGEMENT OPENS DOOR TO NEW POSSIBILITIES

OFFSHORE WEST AFRICA - SENEGAL

RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (FAR 90% - OPERATOR)

During the quarter, the Company received formal approval from Petrosen (Senegal's National Oil Company) and the Minister of Energy ("MOE"), to increase its working interest to 90 percent and assume Operatorship under the Contract for Exploration and Hydrocarbon Production Sharing covering the Rufisque and Sangomar and Sangomar Deep offshore blocks.

A meeting was also held with Petrosen and the MOE to introduce SHELL as a prospective entrant to upstream exploration on FAR blocks within the Republic of Senegal. During these meetings SHELL outlined a proposal to conduct a Controlled Source Electromagnetic seabed logging program (CSEM).

Following these presentations FAR concluded a conditional Agreement with SHELL pursuant to which Shell will fund a CSEM Data Acquisition and Geophysical Evaluation Programme over part of the Licence Area where a number of drilling prospects have already been identified with 3D seismic by FAR and its partner Petrosen.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au


legend
Old Boundary
New Boundary
CSEM Area
N
Q1 2007
Zone of interest for slope fan attribute analysis
0 12.5 25 50
Kilometers
Water Depth: m

The CSEM acquisition phase is expected to commence in the second quarter 2009, and will be followed by processing, interpretation and integration with seismic and geologic data. The objective of the programme is designed to enable Shell to determine whether or not to exercise an option to acquire a 70 percent interest in the block and enter the second renewal period that includes a well commitment.

Under the terms of our agreement it is proposed to utilise CSEM in a program that may bring FAR closer to unlocking the significant hydrocarbon potential that exists in the several intriguing deep water plays.


Electromagnetic source
Electromagnetic sensors
Measured signal
Resistive hydrocarbon reservoir

For more information refer to:

http://www.emgs.com/technology
http://www.westerngeco.com/content/services/electromagnetic/csem.asp

Full details of the Agreement entered into with SHELL are contained in an ASX release dated 25 March 2009 and available on the FAR website at www.far.com.au

NORTH AMERICA

Due to the dramatic decline in natural gas prices in North America resulting from the economic slowdown, FAR has adopted a conservative strategy of limiting expenditures to the maintenance of current production whilst continuing to seek potential partners to carry FAR on expenditures in exploration programs. This is consistent with earlier policies designed to leverage off 3D seismic programs undertaken in earlier periods. FAR expects the sector to recover once economic certainty returns to the USA and continues to view North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the normally strong energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana.

PRODUCTION

Gas sales during the quarter totalled 32.6 million cubic feet (Q4 2008: 45.1 million cubic feet) for an average of 0.36 million cubic feet per day at an average price of US$5.28 per thousand cubic feet before production taxes (Q4 2008: US$6.92/MCF). Oil sales during the quarter totalled 2,277 barrels (Q4: 2,516 barrels) for an average of 25 barrels of oil per day at an average price of US$36 per barrel before production taxes (Q4: US$67/bbl).

Production volumes were down due to loss of production from the Palace SL 328 #1 well, natural depletion and lack of new production coming on line following FAR decision to limit exploration expenditures while product prices remain depressed.

Kriti S.L. 328 #10 (Formerly Palace S.L. 328 #1)
Lake Long Field, Lafourche Parish., Louisiana.
Operator, Kriti

On 30 January 2009 the above well loaded up and died. A wire line run in the well indicated sand had partly invaded the well bore covering some or all of the perforations. Kriti took over operations from Palace and based on an independent estimate of remaining reserves (157MMCFG + 138MBO) recommended a work over.

FAR elected to participate in the work over and increased its working interest from 4.09375 percent to 7.1663 percent. Subsequent to the end of the quarter, sand in the well was cleaned up using a coiled tubing unit and, production in the well has been restored.

NE Waller, Onshore US Gulf Coast (FAR 34%)
Northwest Harris and adjacent Waller counties, Texas
Operator, AYCO

Further evaluation of the 42 square mile proprietary 3D data set shot and processed in 2007 plus 2D seismic data purchased during the quarter has resulted in the identification of Magnolia, a Lower Wilcox Prospect, and two potentially large prospects in the underlying Cretaceous section, Kickapoo Creek and Spring Creek.

Magnolia Prospect
The Magnolia Prospect is a 13,000 foot Lower Wilcox normally pressured test with secondary targets in the shallower Yegua and Jackson section. It covers about 600 acres and has a reserve potential of 30 BCF and 1.5 MMBC based on an estimated 50 foot of pay.

Kickapoo Creek Prospect
Interpretation of 3D seismic data has delineated an untested channelized depositional system of approximately 4000 acres in size. This feature is located at the basinward edge of the Lower Cretaceous shelf margin. The updip channelized system has two erosional feeder channels that coalesce downdip into a depositional fan morphology. Seismic events display strong amplitudes and AVO effect. A 20,500' well is required to evaluate this prospect.

Spring Creek Prospect:
An untested 4-way dipping anticlinal structure approaching 900 acres in size has been delineated. This feature is a promontory located at the edge of a shelf margin adjacent to a paleotopographic slope. The depositional setting and morphology of the anticline is suggestive of a shoal or possibly a reef development. A well of 17,500' depth will be required to test this feature.

Substantial leasehold has been assembled on all three prospects and a participant is being sought to earn an interest in any prospect by payment of an upfront fee and drilling and completing a test well under mutually agreeable terms.

Dependent upon farmout, these drill targets may form part of FAR's 2009 drilling program. Prospects are being farmed down to reduce risk and cover costs.

ONSHORE CANADA

Wild River Project, Alberta Canada (FAR ~ 30%)

No Activity reported during the quarter.

AUSTRALIA

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
STOKES BAY
Stokes Bay Well – Canning Basin, Western Australia (FAR - 8%)

No activity reported during the quarter.

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

Equity divestment program continues

During the quarter FAR continued with Victoria Petroleum (VPE) and Sun Resources (SUR) an equity divestment program designed to market a significant interest (29.8 percent) in the Sage Oilfield.

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5% - Subject to Government participation in developments for up to 51%)
OPERATOR- ROC OIL

As foreshadowed in earlier ASX releases, subsequent to the end of the quarter, FAR reached agreement to sell its 5 percent interest in Beibu Gulf Block 22/12.

The sale price of US$8 million is to be paid in three tranches

1. US$2 million received during April 2009.
2. US$3 million upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds
3. US$3 million once the project has produced 1 million barrels of oil (gross).

The sale involves the disposal of FAR's wholly owned subsidiary Oil Australia Pty Ltd being the entity that holds the Beibu Gulf Interests. The sale represents another milestone for FAR and will enable the company to focus on other opportunities that generate greater leverage.

Given the staged nature of the sale agreement, FAR will continue closely monitor the future development plans for the development of the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields. Presently ODP is likely during the 2nd half 2009.


Mongolia
Beijing
CHINA
India
AREA OF DETAIL
N
OIL AND GAS PIPELINE
BEIBU GULF
Wei 12-1 Field (CNOOC)
WEI 6-12 (2002 Discovery)
WEI 6-12 South (2006 Discovery)
BLOCK 22-12
Wei 12-2
Wei 12-3
Wei 12-8 West
Wei 12-8 East
Oil Field
Gas Field
0
5 km

NEW CAPITAL INJECTION

Shareholders approved an Institutional Placement on 23 January 2009 pursuant to which 6,633,533 new Convertible Notes (ASX: FARGA) were allotted on 10 February 2009 raising $2,985,089.85 before costs. The Company's existing listed Convertible Notes (ASX: FARG) expired on 31 January 2009 and were repaid in full.

The new Convertible Note issuance (ASX: FARGA) was further supplemented by equity share placements. 28,850,000 shares were issued at $0.026 per share during January 2009 raising $0.75 million before costs and a further 70 million shares at $0.05 per share were placed to institutional investors and Sophisticated Investor clients of Hartleys during March 2009 raising a further $3.5 million before costs.

The issue of the Notes and the Placements significantly strengthens the financial position of the Company at a time when most junior explorers are struggling to survive the economic turmoil.

STRONG FISCAL MANAGEMENT OPENS DOOR TO NEW POSSIBILITIES

Strong fiscal management over the past two quarters, combining fresh equity with the sale of China and Agreement on Senegal, places FAR in an enviable position among junior oil exploration companies.

Importantly this has been achieved against the backdrop of a global financial meltdown and accompanying collapse in world energy prices. FAR has not only minimised exposure to expenditures going forward but also ensured significant leverage is retained offshore Senegal and in relation to potential future opportunities that may now become available.

FAR maintains a web site at www.far.com.au.
Email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 March 2009

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	545	545
1.2	Payments for (c) production	(252)	(252)
	(d) administration	(444)	(444)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	78	78
1.5	Interest and other costs of finance paid	(61)	(61)
1.6	Income taxes paid		
1.7	Other	2	2
	Net Operating Cash Flows	(132)	(132)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospect leases		
	(b)equity investments		
	(c) other fixed assets		
	(d) exploration & evaluation	(881)	(881)
	(e) development	(27)	(27)
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments		
	(c)other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other		
	Net investing cash flows	(908)	(908)
1.13	Total operating and investing cash flows (carried forward)	(1,040)	(1,040)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,040)	(1,040)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	750	750
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	2,987	2,987
1.17	Repayment of borrowings	(5,541)	(5,541)
1.18	Dividends paid		
1.19	(a) Other (Share Issue Expenses)	(115)	(115)
1.19	(b) Other (Debt Issue Expenses)	(228)	(228)
	Net financing cash flows	(2,147)	(2,147)
	Net increase (decrease) in cash held	(3,187)	(3,187)
1.20	Cash at beginning of quarter/year to date	6,761	6,761
1.21	Exchange rate adjustments to item 1.20	1	1
1.22	**Cash at end of quarter**	3,575*	3,575*

* The cash balance at the end of the quarter does not include the $3.5million before costs raised by the share placement announced to the market on 26 March 2009 or the US$2million first tranche payment received on completion of the sale of FAR's China interests. Both of these amounts have been received in full subsequent to the quarter end.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	84
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	400	400
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	25
4.2	Development	-
	Total	25

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	76	352
5.2	Deposits at call	361	467
5.3	Commercial Bills	3,138	5,942
5.4	Other		
	Total: cash at end of quarter (item 1.22)	3,575	6,761

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	576,088,344	575,878,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues	28,850.000 210,000*	28,850,000 -	2.6 cents 4.5 cents	2.6 cents 4.5 cents
	(b) Decreases through returns of capital, buy-backs	-	-		
7.5	**+Convertible debt securities: 15% Unsec.Redeem. Convertible Note)**	6,617,033	6,638,033	45 cents	*Maturity Date* 31 January 2012
7.6	Changes during quarter (a) Increases through issues	6,638,033	6,638,033	45 cents	*Maturity Date* 31 January 2012
	(b) Decreases through: - securities matured - converted	(7,700,000) (21,000)*	(7,700,000) -	70 cents 45 cents	31 March 2009 31 January 2012
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	9,500,000	-	15 cents	31 July 2010
	Consultant	1,500,000	-	23 cents	30 June 2009
	Consultant	2,000,000	-	30 cents	30 June 2010
	Consultant	6,000,000	-	14 cents	1 March 2011
	Consultant	14,000,000	-	5 cents	30 June 2012
7.8	Issued during quarter	14,000,000	-	*Exercise Price* 5 cents	*Expiry Date* 30 June 2012
7.9	Exercised during quarter			*Exercise Price*	*Expiry Date*
7.10	Expired during quarter:			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

* On 31 March 2009, 21,000 Convertible Notes were converted into 10 ordinary shares each at an effective issue price of 4.5 cents per share. Official quotation of the securities was granted on 3 April 2009.

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Date: 28 April 2009
Print name: COLIN HARPER (COMPANY SECRETARY)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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